Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

(Unaudited)

	Nine Months Ended September 30,
	2004	2003
Earnings:
Income before taxes and cumulative effect of accounting charge	$48.3	$6.6
Add (deduct):
Equity in income of non-consolidated affiliates	(4.8)	(6.4)
Amortization of capitalized interest	0.2	0.2
Fixed charges as described below	22.5	23.7

Total	$66.2	$24.1

Fixed Charges:
Interest expensed	$14.9	$15.4
Estimated interest factor in rent expense (1)	7.6	8.3

Total	$22.5	$23.7

Ratio of earnings to fixed charges	2.9	1.0

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.